UBER TECHNOLOGIES, INC. 1515 3rd STREET SAN FRANCISCO, CA 94158 UBER.COM

April 6, 2021
VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549

Attn:    Scott Stringer
Linda Cvrkel
Re:     Uber Technologies, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 1, 2021
File No. 1-38902
Ladies and Gentlemen:
Uber Technologies, Inc. (the “Company”, “we”, “our”) is submitting this letter in response to a letter, dated March 25, 2021, from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K filed with the Commission on March 1, 2021.
The numbering of the paragraph below corresponds to the numbering of the comment in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comment into this response letter in italics.
In addition to submitting this letter via EDGAR, we are sending a copy of this letter via electronic mail.
Form 10-K for the Fiscal Year Ended December 31, 2020
Notes to Consolidated Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 99
1.We note you have a membership or “Pass” program allowing users to unlock savings across platforms for a monthly fee. Please explain the significance of this program and your consideration of disclosing your accounting policy with regards to revenue recognition. Also, please explain how you allocate membership revenue across the segments offering this program.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
April 6, 2021

Response to Comment No. 1: The Company acknowledges the Staff’s comment and respectfully advises the Staff that revenue generated from membership or “Pass” programs was not material to our financial statements for the years ended December 31, 2020, 2019 or 2018; and therefore, we did not include specific accounting policy disclosure related to these programs. The Company will continue to monitor these programs and include future accounting policy disclosures if they become material.
The Company allocates revenue generated from any “Pass” program that offers savings across segments on a proportional basis, based on usage for each segment during the related period.
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Please contact me or Keir Gumbs using the contact information previously provided with any questions or further comments regarding our responses to the Staff’s comment.

Sincerely,
/s/ Nelson Chai
Nelson Chai
Uber Technologies, Inc.

cc:    Tony West, Senior Vice President, Chief Legal Officer and Corporate Secretary